SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                        For the month of December, 2004

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)











                            SVG Capital plc

                      NEW ISSUE OF ORDINARY SHARES
RESULTING FROM THE CONVERSION OF THE COMPANY'S OUTSTANDING GBP40,000,000 4 1/2
              PER CENT. SUBORDINATED CONVERTIBLE BONDS DUE 2011



7 December 2004


On 22 November 2004, SVG Capital plc (the "Company") announced that:

        - under the terms and conditions of its GBP40,000,000 4 1/2 per cent. Subordinated Convertible Bonds due 2011 (the "2011 Bonds"), it exercised its right to call for redemption of all the 2011 Bonds in issue; and

        - that holders of 2011 Bonds (the "Holders") could, prior to 3pm on Monday 6 December 2004, elect in writing to JPMorgan Chase Bank N.A. (the "Conversion Agent") to convert their 2011 Bonds into the Company's Ordinary Shares ("Ordinary Shares") at the conversion price of 399p.

The Company announces that, as at 3pm on Monday 6 December 2004, the Holders of 2011 Bonds of an aggregate principal amount of GBP39,400,000, which represents all of the 2011 Bonds outstanding, had notified the Conversion Agent in writing of their decision to convert their 2011 Bonds into the Company's Ordinary Shares.

The Company also announces that, following the conversion by the Holders as described above, a committee of the Board of Directors of the Company, which was established by a resolution of the Board of Directors of the Company dated 16 November 2004, resolved that a total of 9,874,679 Ordinary Shares be allotted and issued to the Holders who had elected to convert their 2011 Bonds into Ordinary Shares.

Application has been made to the UK Listing Authority for the Ordinary Shares to be admitted to the Official List and to The London Stock Exchange plc for the Ordinary Shares to be admitted to trading on its market for listed securities.

The Company calculates the net asset value of its Ordinary Shares on a fully diluted basis, hence the conversion of the 2011 Bonds and the listing of the 9,874,679 Ordinary Shares will have no impact on its calculation of diluted net asset value per Ordinary Share.

This announcement is available for inspection at the Document Viewing Facility (Address: Document Disclosure Team, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, UK) and can be obtained, in printed form and free of charge, at either of the following locations:

1.       SVG Capital plc (Address: 111 Strand, London, WC2R 0AG, UK); or

2. JPMorgan Chase Bank N.A. (Address: Institutional Trust Services 380B, 1 Chaseside, Bournemouth, Dorset BH7 7DA, UK).

For further information, please contact:


SVG Capital plc
Alice Todhunter                             020 7010 8925

UBS Limited
Will Rogers                                 020 7568 2939
Chris Lunn                                  020 7568 4848


This announcement has been issued by the Company and is the sole responsibility of the Company.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful.

This announcement may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorised.

This announcement does not constitute an offer of securities for sale in the United States. The securities being sold have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration. There will be no public offer of securities in the United States. The Company will not be registered under the United States Investment Company Act of 1940.

This announcement contains forward-looking statements, relating to planned transactions and offerings of securities, within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. The matters discussed in these forward-looking statements are subject to various consents, conditions, agreements and contingencies, and may or may not occur as described. In particular, the offering of securities by the Company are subject to various risks outside its control, such as changes in the securities markets and changes in general economic conditions, and are subject to various conditions and contingencies, including agreements with third parties and the success of fundraising activities.

The distribution of this announcement and/or issue of Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company that would permit an offer of Ordinary Shares or possession or distribution of this announcement or any other offering or publicity material relating to Ordinary Shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date:07 December 2004


                                By:/s/John Spedding
                                      John Spedding
                                      Company Secretary
                                      For and on behalf of Schroder Investment
                                      Management Limited, Secretaries